                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(D)-2(A)

                              (Amendment No. 10)1

                               VCAMPUS CORPORATION
                                (Name of issuer)

                           COMMON STOCK $.01 PAR VALUE
             ------------------------ ----------------------------
                         (Title of class of securities)

                                   92240C 10 0
               ------------------------------------ ------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                  (212)753-7200
              ------------------------------------ --------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               SEPTEMBER 30, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

--------
1 The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 2 of 25 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Wheatley Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   146,303(1) shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                11,851(2) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                146,303(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                11,851(2) shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     158,154(1)(2) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 3 of 25 Pages
----------------------                                     ---------------------

(1)  Includes  10,928 shares of Common Stock  issuable upon exercise of warrants held by Wheatley Partners, L.P.

(2)  Includes 929 shares of Common Stock issuable upon exercise of warrants held by Wheatley  Foreign  Partners,  L.P.  Wheatley  Partners,  L.P., disclaims beneficial ownership of these securities.

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 4 of 25 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Irwin Lieber
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   61,029(1) shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                158,154(2) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                61,029(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                158,154(2) shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     219,183(1)(2) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 5 of 25 Pages
----------------------                                     ---------------------

(1)  Includes  11,147 shares of Common Stock  issuable upon exercise of warrants held by Mr. Lieber.

(2)  Includes  (a) 10,928  shares of Common  Stock  issuable  upon  exercise  of warrants held by Wheatley  Partners,  L.P.,  (b) 929 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign Partners,  L.P.
     Mr. Lieber disclaims  beneficial  ownership of these securities,  except to the extent of his respective equity interest therein.

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 6 of 25 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Barry Fingerhut
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   2,024,059 (1) shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                164,494 (2) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,024,059 (1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                164,494(2) shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,188,553(1)(2) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     39.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 7 of 25 Pages
----------------------                                     ---------------------

(1)  Includes (a) (i) 559,967  shares of Common Stock  issuable upon exercise of warrants and (ii) 5,000 shares of Common Stock  issuable  upon  exercise of options,  which are all held by Mr.  Fingerhut,  and (b)  17,591  shares of
     Common  Stock  issuable  upon  exercise of warrants  held by an account for which Mr. Fingerhut has sole voting and dispositive power.

(2)  Includes  (a) 10,928  shares of Common  Stock  issuable  upon  exercise  of warrants  held by  Wheatley  Partners,  L.P.,  and (b) 929 shares of Common
     Stock issuable upon exercise of warrants held by Wheatley Foreign Partners,
     L.P. Mr.  Fingerhut  disclaims  beneficial  ownership of these  securities, except to the extent of his respective equity interest therein.

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 8 of 25 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Jonathan Lieber
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   430(1) shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                158,154(2) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                430 (1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                158,154(2) shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     158,584 (1)(2) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 9 of 25 Pages
----------------------                                     ---------------------

(1)  Includes 72 shares of Common Stock  issuable upon exercise of warrants held by Mr. Lieber.

(2)  Includes  (a) 10,928  shares of Common  Stock  issuable  upon  exercise  of warrant held by Wheatley Partners, L.P., and (b) 929 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign Partners,  L.P.
     Mr. Lieber disclaims  beneficial  ownership of these securities,  except to the extent of his respective equity interest therein.

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 10 of 25 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Seth Lieber
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   711(1) shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                158,154(2) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                711 (1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                158,154(2) shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     158,865 (1)(2) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 11 of 25 Pages
----------------------                                     ---------------------

(1)  Includes 72 shares of Common Stock issuable upon exercise of warrants.

(2)  Includes  (a) 10,928  shares of Common  Stock  issuable  upon  exercise  of warrants  held by  Wheatley  Partners,  L.P.,  and (b) 929 shares of Common
     Stock issuable upon exercise of warrants held by Wheatley Foreign Partners,
     L.P. Mr. Lieber disclaims beneficial ownership of these securities,  except to the extent of his respective equity interest therein.

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 12 of 25 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Wheatley Foreign Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   11,851(1) shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                146,303(2) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                11,851(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                146,303(2) shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     158,154(1)(2) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 13 of 25 Pages
----------------------                                     ---------------------

(1)  Includes 929 shares of Common Stock issuable upon exercise of warrants held by Wheatley Foreign Partners, L.P.

(2)  Includes  10,928 shares of Common Stock  issuable upon exercise of warrants held by Wheatley Partners, L.P. Wheatley Foreign Partners,  L.P., disclaims beneficial ownership of these securities.

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 14 of 25 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Seneca Ventures
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     New York
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   78,985 (1) shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                78,985 (1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     78,985(1)shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1)  Includes  15,769 shares of Common Stock  issuable upon exercise of warrants held by Seneca Ventures.

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 15 of 25 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Woodland Partners
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     New York
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   61,458(1) shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                61,458(1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     61,458(1) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1)  Includes  11,219 shares of Common Stock  issuable upon exercise of warrants held by Woodland Partners.

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 16 of 25 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Woodland Venture Fund
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     New York
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   105,110 (1) shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                105,110 (1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     105,110 (1) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1)  Includes  20,994 shares of Common Stock  issuable upon exercise of warrants held by Woodland Venture Fund.

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 17 of 25 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Brookwood Partners, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     New York
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   26,000 (1) shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                26,000 (1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     26,000 (1) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1)  Includes  5,200 shares of Common Stock  issuable  upon exercise of warrants held by Brookwood Partners, LP.

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 18 of 25 Pages
----------------------                                     ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Pamela Fingerhut
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   6,340 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                6,340 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     6,340 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 19 of 25 Pages
----------------------                                     ---------------------

     The  following  constitutes  Amendment No. 10  ("Amendment  No. 10") to the
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as  specifically  amended by this  Amendment  No. 10,  the  Schedule  13D remains in full force and effect.

     Item 3 is hereby amended to read as follows:

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

     On September  30, 2003,  Barry  Fingerhut  acquired in a private  placement transaction 77,220 units. Each unit is composed of (i) one share of Common Stock and (ii) a warrant to purchase one share of Common Stock at an exercise price of
$2.59 per share of Common Stock, exercisable on March 30, 2004 and expire on the earlier of  September  30,  2006 or the written  notice of the Company  that the average  closing  bid price of the each share of Common  Stock in its  principal market is equal to three times the  exercise  price for 20  consecutive  trading days.  The warrants  expire on September 30, 2006.  The purchase  price of these securities  was $200,000.  Mr.  Fingerhut  acquired these  securities  using his personal funds and other funds.

     Items 5 (a) and  (b) are  hereby  amended  to  read in  their  entirety  as follows:

Item 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

        (a) The following  table sets forth the aggregate  number and percentage
(based on (i)  4,599,781  shares of Common  Stock  outstanding  as of August 13,
2003,  as reported  by the Issuer in its report for the  quarter  ended June 30,
2003 and filed with the  Securities  and Exchange  Commission on August 14, 2003
and (ii) 344,589  shares of Common Stock issued  during the  September  30, 2003 private placement transaction).

                                                   Shares of Common           Percentage of Shares
                                                       Stock                    of Common Stock
Name                                               Beneficially Owned          Beneficially Owned
----                                               ------------------          ------------------

Wheatley Partners, L.P.(1)                                158,154                     3.2

Barry Rubenstein(2)                                       429,708                     8.6

Irwin Lieber(3)                                           219,183                     4.4

Barry Fingerhut(4)                                      2,188,553                    39.5

Wheatley Partners, LLC(5)                                 158,154                     3.2

Seth Lieber(6)                                            158,865                     3.2

Jonathan Lieber(7)                                        158,584                     3.2

Wheatley Foreign Partners, L.P.(8)                        158,154                     3.2

Woodland Partners(9)                                       61,458                     1.2

Marilyn Rubenstein(10)                                    271,554                     5.2

Seneca Ventures(11)                                        78,985                     1.6

Woodland Venture Fund(12)                                 105,110                     2.1

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CUSIP No. 92240C 10 0                 13D                     Page 20 of 25 Pages
----------------------                                     ---------------------

Brookwood Partners(13)                                     26,000                     0.5

Woodland Services Corp.(14)                               184,096                     3.7

Pamela Fingerhut                                            6,340                     0.1

---------------------
(1)         Includes  10,928  shares of Common Stock  issuable  upon exercise of warrants held by Wheatley Partners, L.P. Also includes 929 shares of
            Common Stock  issuable  upon  exercise of warrants  held by Wheatley
            Foreign Partners, L.P. Wheatley Partners, L.P., disclaims beneficial ownership of these securities.

(2)         Includes (a) 10,928 shares of Common Stock issuable upon exercise of warrants held by Wheatley  Partners,  L.P., (b) 929 shares of Common
            Stock  issuable upon  exercise of warrants held by Wheatley  Foreign
            Partners,  L.P.,  (c) 11,219  shares of Common Stock  issuable  upon exercise of warrants held by Woodland Partners, (d) 15,769 shares of
            Common  Stock  issuable  upon  exercise of  warrants  held by Seneca
            Ventures,  (e) 20,994 shares of Common Stock  issuable upon exercise of warrants  held by Woodland  Venture  Fund and (f) 5,200 shares of
            Common Stock  issuable  upon  exercise of warrants held by Brookwood
            Partners.  Mr. Rubenstein  disclaims  beneficial  ownership of these securities,  except to the extent of his respective  equity interest therein.

(3)         Includes  11,147  shares of Common Stock  issuable  upon exercise of warrants  held by Mr.  Lieber.  Also  includes (a) 10,928  shares of
            Common Stock  issuable  upon  exercise of warrants  held by Wheatley
            Partners,  L.P.,  (b) 929  shares  of  Common  Stock  issuable  upon exercise of warrants  held by Wheatley  Foreign  Partners,  L.P. Mr.
            Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(4)         Includes (a) 559,967  shares of Common Stock  issuable upon exercise of warrants held by Mr. Fingerhut,  (b) 5,000 shares of Common Stock issuable upon the exercise of options held by Mr. Fingerhut, and (c)
            17,591  shares of Common Stock  issuable  upon  exercise of warrants held by an  account  for which Mr.  Fingerhut  has sole  voting  and dispositive  power.  Also includes (a) 10,928 shares of Common Stock issuable upon exercise of warrants held by Wheatley Partners,  L.P., and (b) 929  shares  of  Common  Stock  issuable  upon  exercise  of warrants  held by Wheatley  Foreign  Partners,  L.P.  Mr.  Fingerhut disclaims  beneficial  ownership of these securities,  except to the extent of his respective equity interest therein.

(5)         Includes (a) 10,928 shares of Common Stock issuable upon exercise of warrants  held by  Wheatley  Partners,  L.P.,  and (b) 929 shares of
            Common Stock  issuable  upon  exercise of warrants  held by Wheatley
            Foreign Partners,  L.P. Wheatley Partners,  LLC disclaims beneficial
            ownership  of  these  securities,   except  to  the  extent  of  its
            respective equity interest therein.

(6)         Includes  72  shares of  Common  Stock  issuable  upon  exercise  of warrants  held by Mr.  Lieber.  Also  includes (a) 10,928  shares of
            Common Stock  issuable  upon  exercise of warrants  held by Wheatley
            Partners,  L.P.,  and (b) 929 shares of Common Stock  issuable  upon exercise of warrants  held by Wheatley  Foreign  Partners,  L.P. Mr.
            Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(7)         Includes  72  shares of  Common  Stock  issuable  upon  exercise  of warrants  held by Mr.  Lieber.  Also  includes (a) 10,928  shares of
            Common Stock  issuable  upon  exercise of warrants  held by Wheatley
            Partners,  L.P.,  and (b) 929 shares of Common Stock  issuable  upon

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 21 of 25 Pages
----------------------                                     ---------------------

            exercise of warrants  held by Wheatley  Foreign  Partners,  L.P. Mr.
            Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(8)         Includes  929  shares of Common  Stock  issuable  upon  exercise  of warrants  held by Wheatley  Foreign  Partners,  L.P.  Also  includes
            10,928  shares of Common Stock  issuable  upon  exercise of warrants held by Wheatley  Partners,  L.P. Wheatley Foreign  Partners,  L.P.,
            disclaims beneficial ownership of these securities.

(9)         Includes  11,219 shares of  Common Stock  issuable upon exercise  of warrants held by Woodland Partners.

(10)        Includes (a) 11,219 shares of Common Stock issuable upon exercise of warrants  held by  Woodland  Partners,  (b) 15,769  shares of Common
            Stock  issuable upon  exercise of warrants held by Seneca  Ventures,
            (c) 20,994 shares of Common Stock issuable upon exercise of warrants held by Woodland  Venture  Fund and (d) 5,200 shares of Common Stock issuable upon exercise of warrants held by Brookwood Partners.  Mrs.
            Rubenstein  disclaims  beneficial  ownership  of  these  securities, except to the extent of her respective equity interest therein.

(11)        Includes  15,769  shares of Common Stock  issuable  upon exercise of warrants held by Seneca Ventures.

(12)        Includes  20,994  shares of Common Stock  issuable  upon exercise of warrants held by Woodland Venture Fund.

(13)        Includes  5,200 shares of Common  Stock  issuable  upon  exercise of warrants held by Brookwood Partners.

(14)        Includes (a) 15,769 shares of Common Stock issuable upon exercise of warrants  held by Seneca  Ventures  and (b) 20,994  shares of Common
            Stock  issuable upon  exercise of warrants held by Woodland  Venture
            Fund.  Woodland  Services Corp.  disclaims  beneficial  ownership of these  securities,  except to the  extent of its  respective  equity interest therein.

            (b) Wheatley has sole power to vote and dispose of 146,303 shares of
Common  Stock,  representing  approximately  3.0% of the  outstanding  shares of
Common  Stock and may be  deemed to have  shared  power to vote and  dispose  of
11,851  shares of Common  Stock,  representing  less than 1% of the  outstanding shares of Common Stock.

            Wheatley Foreign has sole power to vote and dispose of 11,851 shares of Common Stock,  representing less than 1% of the outstanding  shares of Common
Stock and may be deemed to have  shared  power to vote and  dispose  of  146,303 shares of  Common  Stock,  representing  approximately  3.0% of the  outstanding shares of Common Stock.

            By virtue of being the  general  partner of  Wheatley  and a general partner of Wheatley  Foreign,  Wheatley  Partners,  LLC ("Wheatley  LLC") may be
deemed to have  shared  power to vote and  dispose of  158,154  shares of Common
Stock,  representing  approximately  3.2% of the  outstanding  shares  of Common
Stock.

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 22 of 25 Pages
----------------------                                     ---------------------

            By virtue  of his being a member  and  Chief  Executive  Officer  of
Wheatley LLC, a general partner of Woodland Partners, Seneca Ventures,  Woodland
Venture Fund and Brookwood  Partners and the President and sole  shareholder  of
Woodland Services Corp.,  Barry Rubenstein may be deemed to have shared power to vote and dispose of 429,708 shares of Common Stock,  representing  approximately
8.6% of the outstanding shares of Common Stock.

            Irwin Lieber has sole power to vote and dispose of 61,029  shares of
Common Stock, representing 1.2% of the outstanding shares of Common Stock and by virtue of his being a member and President,  Secretary and Treasurer of Wheatley
LLC,  Mr.  Lieber  may be deemed to have  shared  power to vote and  dispose  of
158,154  shares  of  Common  Stock,  representing   approximately  3.2%  of  the
outstanding shares of Common Stock.

            Barry  Fingerhut  has sole power to vote and  dispose  of  2,024,059 shares of Common  Stock,  representing  approximately  36.6% of the  outstanding shares of Common Stock.  This number includes 59,816 shares of Common Stock held by an account for which Mr. Fingerhut has sole voting and dispositive  power. By virtue of his being a member and  Executive  Vice  President of Wheatley LLC and being the spouse of Pamela Fingerhut, Mr. Fingerhut may be deemed to have shared power to vote and  dispose  of  164,494  shares  of Common  Stock,  representing approximately  3.3% of the  outstanding  shares of  Common  Stock.  This  number includes 6,340 shares of Common Stock held by Pamela Fingerhut.

            Jonathan  Lieber has sole power to vote and dispose of 430 shares of
Common  Stock,  representing  less than 1% of the  outstanding  shares of Common
Stock and by virtue of being a member and Vice  President  of Wheatley  LLC, Mr.
Lieber may be deemed to have shared power to vote and dispose of 158,154  shares of Common Stock,  representing  approximately  3.2% of the outstanding shares of
Common Stock.

            Seth  Lieber  has sole  power to vote and  dispose  of 711 shares of
Common  Stock,  representing  less than 1% of the  outstanding  shares of Common
Stock and by virtue of his being a member and Vice  President  of Wheatley  LLC,
Mr.  Lieber may be deemed to have  shared  power to vote and  dispose of 158,154 shares of  Common  Stock,  representing  approximately  3.2% of the  outstanding shares of Common Stock.

            Woodland  Partners  has sole  power to vote and  dispose  of  61,458 shares of Common Stock,  representing  1.2% of the outstanding  shares of Common
Stock.

            By virtue of her being a general  partner of Woodland  Partners  and
Brookwood Partners and the Secretary and Treasurer of Woodland Services Corp., a
general partner of Seneca Ventures and Woodland Venture Fund, Marilyn Rubenstein
may be deemed to have  shared  power to vote and  dispose of  271,554  shares of
Common Stock, representing 5.2% of the outstanding shares of Common Stock.

            Seneca  Ventures has sole power to vote and dispose of 78,985 shares of Common Stock, representing 1.6% of the outstanding shares of Common Stock.

            Woodland  Venture Fund has sole power to vote and dispose of 105,110 shares of Common Stock,  representing  2.1% of the outstanding  shares of Common
Stock.

            Brookwood  Partners  has sole  power to vote and  dispose  of 26,000 shares of Common Stock,  representing less than 1% of the outstanding  shares of
Common Stock.

            By  virtue of its being a general  partner  of Seneca  Ventures  and
Woodland  Venture Fund,  Woodland  Services  Corp.  may be deemed to have shared power to vote and dispose of 184,096 shares of Common Stock,  representing  3.7%

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 23 of 25 Pages
----------------------                                     ---------------------

of the outstanding shares of Common Stock.

            Pamela  Fingerhut has sole power to vote and dispose of 6,340 shares of Common Stock,  representing less than 1% of the outstanding  shares of Common
Stock.

            Item 5(c) is supplemented as follows:

            (c) The following transactions occurred since August 1, 2003:

            On September 30, 2003,  Barry  Fingerhut  acquired 77,220 units in a private placement transaction with the Company. Each unit is composed of (i) one share of Common  Stock and (ii) a warrant to purchase  one share of Common Stock at an exercise  price of $2.59 per share of Common Stock,  exercisable  on March
30, 2004 and expire on the earlier of September  30, 2006 or the written  notice of the Company  that the  average  closing bid price of the each share of Common
Stock in its principal  market is equal to three times the exercise price for 20 consecutive  trading  days.  The  warrants  expire on September  30,  2006.  The purchase price of these securities was $200,000.

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 24 of 25 Pages
----------------------                                     ---------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2003                   WHEATLEY PARTNERS, L.P.
                                          By: Wheatley Partners, LLC,
                                              a General Partner

                                          By: /s/ Irwin Lieber
                                             -----------------------------------
                                                  Irwin Lieber, President

                                             /s/ Irwin Lieber
                                             -----------------------------------
                                                 Irwin Lieber

                                             /s/  Barry Fingerhut
                                             -----------------------------------
                                                  Barry Fingerhut

                                             /s/ Pamela Fingerhut
                                             -----------------------------------
                                                 Pamela Fingerhut

                                             /s/ Jonathan Lieber
                                             -----------------------------------
                                                 Jonathan Lieber

                                             /s/ Seth Lieber
                                             -----------------------------------
                                                 Seth Lieber

                                          WHEATLEY FOREIGN PARTNERS, L.P.
                                          By:  Wheatley Partners, LLC, a General
                                               Partner

                                          By: /s/  Irwin Lieber
                                             -----------------------------------
                                                   Irwin Lieber, President

----------------------                                     ---------------------
CUSIP No. 92240C 10 0                 13D                     Page 25 of 25 Pages
----------------------                                     ---------------------

               [Signature page for Schedule 13D Amendment No. 10]

                                          SENECA VENTURES

                                          By:  /s / Barry Rubenstein
                                             -----------------------------------
                                             Barry Rubenstein, a General Partner

                                          WOODLAND PARTNERS

                                          By: /s/ Barry Rubenstein
                                             -----------------------------------
                                             Barry Rubenstein, a General Partner

                                          WOODLAND VENTURE FUND

                                          By:  /s/ Barry Rubenstein
                                             -----------------------------------
                                             Barry Rubenstein, a General Partner

                                          BROOKWOOD PARTNERS, LP

                                          By:  /s/ Barry Rubenstein
                                             -----------------------------------
                                             Barry Rubenstein, a General Partner